December 2, 2011

Via EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:
Advanced Medical Isotope Corporation
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter ended June 30, 2011
Filed August 4, 2011
File No. 0-53497

Dear Mr. Decker:

This letter responds to your comment letter of November 1, 2011.  For ease of reference, the comments are set forth below in bold, and the response of Advanced Medical Isotope Corporation (the “Company”) to each comment follows immediately thereafter.  In response to the comment letter, the Company has filed Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2010 (the “Amended Form 10-K”).  The Company’s annual report on Form 10-K as originally filed on March 1, 2011 is referred to herein as the “Form 10-K Report.”

Form 10-K for the Year Ended December 31, 2010

Facing Page

1.	Please update Advanced Medical Isotope’s EDGAR company profile to reflect the current address of its principal executive offices.

Company Response:

This change has been made.

Item 1 – Business, page 1

Manufacturing, page 4; Customers, page 5, Research and Development/Intellectual Property, page 6

2.
Please file the affiliation agreement with United Pharmacy Partners Inc., the research agreements with the University of Utah and the University of Missouri, and the license agreements for the patent rights with the University of Missouri and Battelle Memorial Institute as exhibits to the Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Mr. Rufus Decker
U.S. Securities and Exchange Commission
December 2, 2011

Company Response:

In item 601(b)(10) of Regulation S-K, subsection (i) provides for the filing as an exhibit of a contract “not made in the ordinary course of business which is material to the registrant.”  Subsection (ii) provides in part that if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” it need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent . . .”

The Company is in the business of producing and distributing medical isotopes and medical isotope technologies that are used in molecular imaging, therapy and nuclear medicine to diagnose, manage and treat disease.

Affiliation Agreement with United Pharmacy Partners Inc.  The affiliation with United Pharmacy Partners Inc., a group purchasing organization for radiopharmaceuticals, provided one possible means for developing sales of certain products that the Company anticipated manufacturing or reselling, but that it has not yet manufactured or resold.  This affiliation has not been utilized by the Company.  The Company has several other means that it could use for developing sales of those products, at such time as those products become available for sale.  The Company determined that this agreement is not required to be filed as an exhibit under item 601(b)(10) because it is the type of agreement that ordinarily accompanies the kind of business conducted by the Company, and the Company’s business is not substantially dependent upon this agreement.

Research Agreement with the University of Utah.  Under this 2008 agreement, the Company sponsored certain research which was conducted by the University of Utah during 2008 related to the use of brachytherapy seeds for cancer treatments.  The Company paid the University a total of $45,150 in 2008 and 2009 for that research.  The Company is evaluating this technology, has not yet decided upon or implemented a plan for developing products using this technology, and has not generated any revenues from this technology.  The Company determined that this sponsored research agreement is not required to be filed as an exhibit under item 601(b)(10) because it is the type of agreement that ordinarily accompanies the kind of business conducted by the Company, and the Company’s business is not substantially dependent upon this agreement.

Research Agreement with the University of Missouri.  Under this 2008 agreement, the Company sponsored certain research which was conducted by the University of Missouri during 2008 related to the production of radioisotopes.  The Company paid the University total project costs of $67,500 during the years 2009 and 2010.  The Company is evaluating this technology, has not yet decided upon or implemented a plan for developing products using this technology, and has not generated any revenues from this technology.  The Company determined that this sponsored research agreement is not required to be filed as an exhibit under item 601(b)(10) because it is the type of agreement that ordinarily accompanies the kind of business conducted by the Company, and the Company’s business is not substantially dependent upon this agreement.

License Agreement with the University of Missouri.  As noted on page 7 of the Form 10-K Report, the Company in 2010 made a $10,000 investment for a license with the University of Missouri, which provides the Company with an exclusive license on certain patents relating to the production of specified short lived radioisotopes.  The Company is evaluating this technology, has not yet decided upon or implemented a plan for developing products using this technology, and has not generated any revenues from this technology.  The agreement calls for certain royalty and milestone payments, as described on page 7 of the Form 10-K Report.  The Company determined that this agreement is not required to be filed as an exhibit under item 601(b)(10) because it is the type of agreement that ordinarily accompanies the kind of business conducted by the Company, and the Company’s business is not substantially dependent upon this agreement.

License Agreement with Battelle Memorial Institute.  As noted on page 7 of the Form 10-K Report, the Company in 2010 made a $10,000 investment for an exclusive license with Battelle Memorial Institute on certain patents covering brachytherapy seeds.  The Company is evaluating this technology, has not yet decided upon or implemented a plan for developing products using this technology, and has not generated any revenues from this technology.  The agreement calls for certain royalty payments, as described on page 7 of the Form 10-K Report.  The Company determined that this agreement is not required to be filed as an exhibit under item 601(b)(10) because it is the type of agreement that ordinarily accompanies the kind of business conducted by the Company, and the Company’s business is not substantially dependent upon this agreement.

Mr. Rufus Decker
U.S. Securities and Exchange Commission
December 2, 2011

Customers, page 5

3.
Disclosure that sales to customers whose sales were greater than 10% of total sales for the year ended December 31, 2009 totaled 70.3% is inconsistent with disclosure under “Accounts Receivable” in note 13 to the financial statements that one customer represented 61.3% and 70.0% of total revenues for the years ended December 31, 2010 and 2009.  In future filings, disclose in the business section sales to any customer on an individual basis whose sales were greater than 10% of total sales for the periods presented in the financial statement.

Company Response:

The Company will comply with this comment in future filings.

License Agreement, page 6

4.
Disclosure indicates that Advanced Medical Isotope acquired the assets, including a license agreement with the Regents of the University of California, of Neu-Hope Technologies, Inc. from UTEK Corporation.  Please file the license agreement as an exhibit to the Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Company Response:

The license agreement with the University of California provides the Company with a non-exclusive license to certain patents relating to neutron production for diagnostic and therapeutic medical treatment.  As noted on page 8 of the Form 10-K Report, the Company in 2008 decided not to pursue development of this technology and wrote off its net unamortized balance of the patent license.  The Company determined that this agreement is not required to be filed as an exhibit under item 601(b)(10) because it is the type of agreement that ordinarily accompanies the kind of business conducted by the Company, and the Company’s business is not substantially dependent upon this agreement as the Company has decided not to pursue this technology and has completely written off the asset.

Item 1A - Risk Factors, page 9

We were in default on our capital lease obligations, page 9

5.	Please file the agreements representing the capital lease obligations as exhibits to the Form 10-K. See Item 601(b)(10) of Regulation S-K.

Mr. Rufus Decker
U.S. Securities and Exchange Commission
December 2, 2011

Company Response:

The Company has filed the capital lease agreement and related documents with the Amended Form 10-K as Exhibit 10.8.

Item 2 - Properties, page 16; Contractual Obligations (payments due by period as of December 31, 2010), page 24

6.
Disclosures indicate that Advanced Medical Isotope has entered into lease agreements.  Advise what consideration Advanced Medical Isotope has given to filing the lease agreements as exhibits to the Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Company Response:

The Company has filed the production center lease with the Amended Form 10-K as Exhibit 10.9.  As noted on page 25 of the Form 10-K Report, the Company’s corporate office space is being rented on a month-to-month basis, not pursuant to lease because its lease expired as of December 31, 2010.  Other office space is available on comparable terms near the Company’s corporate offices, and the Company does not consider its existing month-to-month arrangements material.

Item 5 - Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 17

Securities Authorized for Issuance Under Equity Compensation Plans, page 18

7.
Disclosure indicates that Advanced Medical Isotope has individual compensation arrangements under which equity securities are authorized for issuance in exchange for consideration in the form of goods or services.  Advise what consideration Advanced Medical Isotope has given to filing the individual compensation arrangements as exhibits to the Form 10-K.  See Item 601(b)(10) of Regulation S-K.

Company Response:

Item 601(b)(10)(iii)(A) and (B) of Regulation S-K require the filing of a compensatory plan, contract or arrangement (or if not set forth in any formal document, a written description thereof) if a director or a named executive officer is a party or, unless immaterial in amount or significance, if equity may be awarded to employees pursuant to a compensatory plan, contract or arrangement adopted without security holder approval.  The Company’s compensatory contract with Leonard Bruce Jolliff, the Company’s chief financial officer, was incorporated by reference as Exhibit 10.5 to the Form 10-K Report.  In other instances, the Company has utilized oral and other informal notices of option grants to advise recipients of the award of stock options.  The Company has filed as Exhibit 10.10 to the Amended Form 10-K a written description of its compensatory stock options outstanding as of December 31, 2010, and as of December 2, 2011, held by its directors, executive officers and employees.  In the future, the Company intends to utilize written agreements to evidence stock option awards, and in such event, the Company intends to file its form of stock option agreement as an exhibit to its appropriate periodic or current report under the Securities Exchange Act.  Supplementally, the Company advises the staff that, upon review, the Company has changed the numbers in column (a) and (b) of the “Equity Compensation Plan Information” chart on page 3 of the Amended Form 10-K to correctly reflect the number of compensatory options held by directors, executive officers, employees and consultants outstanding as of December 31, 2010 and the weighted average exercise price of those options.

Mr. Rufus Decker
U.S. Securities and Exchange Commission
December 2, 2011

Item 9A(T) - Controls and Procedures, page 32

Management’s Annual Report on Internal Control Over Financial Reporting, page 32

8.
Disclosure indicates that management has determined that there is a material weakness due to the lack of segregation of duties in Advanced Medical Isotope’s internal control over financial reporting as of December 31, 2010.  In view of this disclosure, tell us how Advanced Medical Isotope’s chief executive officer and chief financial officer were able to conclude that its disclosure controls and procedures were effective as of December 31, 2010.  Please also revise to disclose when this weakness was identified.

Company Response:

Upon review, management has concluded that, because of the previously disclosed material weakness in its internal control over financial reporting,  the Company’s disclosure controls and procedures were ineffective as of December 31, 2010.  The Amended Form 10-K on page 4 sets forth when the material weakness was identified and the foregoing conclusion of management as to disclosure controls and procedures.

9.
You disclose that you had a material weakness due to the lack of segregation of duties, but it does not appear that you disclosed whether or not your internal control over financial reporting was effective.  As such, please disclose your conclusion as to whether your internal control over financial reporting was effective or ineffective, whichever the case may be, in an amendment to your Form 10-K.  See Item 308 of Regulation S-K.

Company Response:

The Amended Form 10-K on page 4 sets forth management’s conclusion that, due to the disclosed material weakness, the Company’s internal control over financial reporting was ineffective.

Item 10 - Directors, Executive Officers and Corporate Governance, page 34

Background and Business Experience, page 34; Identification of Significant Employees, page 35

10.
In future filings, describe briefly the business experience during the past five years of Mr. Bruce W. Ratchford and Drs.  Robert E. Schenter, Michael K. Korenko, Nigel R. Stevenson, and Donald A Ludwig.  See Item 401(e)(1) of Regulation S-K.

Company Response:

The Company will comply with this comment in future filings.

Involvement in Certain Legal Proceedings, page 36

11.	Item 401(f) of Regulation S-K requires disclosure of specified events that occurred during the past 10 years. Please confirm this to us and revise in future filings.

Mr. Rufus Decker
U.S. Securities and Exchange Commission
December 2, 2011

Company Response:

The Company recognizes that item 401(f) requires disclosure of involvement of specified persons in legal proceedings in the past 10 years and confirms that there were no such events required to be disclosed in the Company’s Form 10-K Report.  The Company will comply with this comment and make any disclosures required by item 401(f) in future filings.

Item 11 — Executive Compensation, page 38

Summary Compensation Table, page 38

12.	Supplementally, please explain why you are reporting the extra payments to Mr. Jolliff in the salary column.

Company Response:

Upon review, the Company has determined that these extra payments should be set forth in the bonus column, and the summary compensation table on page 5 of the Amended Form 10-K reflects that treatment.

Item 15 — Exhibits, page 44

Signatures, page 45

13.
Advanced Medical Isotope’s controller or principal accounting officer also must sign the annual report on Form 10-K.  Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report.  See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

Company Response:

As indicated on the signature page of the Amended Form 10-K report, Mr. Jolliff has signed that report as the principal financial officer and the principal accounting officer of the Company.  The Company will comply with this comment in future filings.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

14.
Please make arrangements with your auditor to revise their report to include language that refers to substantial doubt about your ability to continue as a going concern.  Please refer to paragraphs .12 - .16 of AU Section 341.  Please include this revised auditor’s report in your amended Form 10-K, along with an explanatory paragraph at the beginning of the amended Form 10-K that explains to investors the reasons you are filing an amendment.  Ensure that you include certifications that are currently dated and refer to the Form 10-K/A.

Mr. Rufus Decker
U.S. Securities and Exchange Commission
December 2, 2011

Company Response:

The Amended Form 10-K on page F-2 contains a revised auditor’s report which adds the following sentence in the last paragraph of the report:  “These issues raise substantial doubt about the Company’s ability to continue as a going concern.”  The Amended Form 10-K on page 1 includes an explanatory paragraph, explaining the reasons why the Company is filing the Amended Form 10-K.  The Amended Form 10-K includes currently dated certifications as Exhibits 31.3, 31.4 and 32.1 which refer to the Form 10-K/A.

Statements of Operations, page F-4

15.
Since you do not allocate a portion of your depreciation and amortization expense to cost of goods sold, please remove the gross profit subtotal from the face of your statements of operations in future filings.  In addition, in future filings please also either remove the gross profit and gross margin measures and any related discussions from the rest of your filing or identify these measures as non-GAAP measures and ensure you comply with the disclosure requirements set forth in Item 10(e) of Regulation S-K.

Company Response:

The Company will comply with this comment in future filings.

Form 10-Q for the Quarter Ended June 30, 2011

General

16.	Please address the above comments in your interim filings as well, as applicable.

Company Response:

The Company will comply with this comment in future filings.

Item 4 — Controls and Procedures, page 31

Changes in Internal Control over Financial Reporting, page 31

17.
You disclose that there has been no change in your internal control over financial reporting that occurred during your first fiscal quarter of 2011.  Given that this Form 10-Q is for your second fiscal quarter of 2011, please ensure that you refer to the appropriate period in future filings.  Refer to Item 308 of Regulation S-K.

Company Response:

The Company will comply with this comment in future filings.

Mr. Rufus Decker
U.S. Securities and Exchange Commission
December 2, 2011

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you require additional information or to discuss the foregoing responses, using the following contact information:  telephone (509) 736-4000, facsimile:  (509) 736-4007, or email:  bjolliff@isotopeworld.com.

Very truly yours, /s/ L. Bruce Jolliff L. Bruce Jolliff Chief Financial Officer

cc:
Mr. Edward M. Kelly, Senior Counsel, Securities and Exchange Commission
Mr. Craig E. Slivka, Special Counsel, Securities and Exchange Commission
Mr. Jeffrey Gordon, Staff Accountant, Securities and Exchange Commission
Mr. James C. Katzaroff, Chief Executive Officer
Mr. S. Jeffrey Jones, HJ & Associates, LLC
Mr. L. John Stevenson, Jr., Stoel Rives LLP